FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2012

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

Item
1	Translation of letter to the Buenos Aires Stock Exchange dated August 16, 2012

Item 1

TRANSLATION

Autonomous City of Buenos Aires, August 16, 2012

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Ref.: General Ordinary Shareholders’ Meeting
of YPF S.A. to be held on September 13, 2012

The purpose of this letter is to comply with Article 74° of the Buenos Aires Stock Exchange Regulations.

In that connection, we enclose the call notice to be published in the daily Gazette of the Buenos Aires Stock Exchange

Yours faithfully,

Gabriel E. Abalos
Market relations officer
YPF S.A.

TRANSLATION

YPF SOCIEDAD ANÓNIMA

CALL NOTICE

The Shareholders are hereby called to a General Ordinary Shareholders’ Meeting to be held on September 13, 2012, at 11:00 a.m., in the Company's Offices located at Macacha Güemes 515, Autonomous City of Buenos Aires, to consider the following:

AGENDA:

1. Appointment of two Shareholders to sign the Minutes of the Meeting.

2. Consideration of an increase in the amount of the Company's Global Medium Term Negotiable Obligations Program which was authorized by the National Securities Commission by resolution No. 15,896, dated on June 5th, 2008 in the amount of US$2,000,000,000, to a total of maximum nominal amount in circulation at any time under the Program of US$3,000,000,000. Consideration of the extension of its term and the expansion of the use of proceeds. Extension of delegation of authority of the Board of Directors and authority to sub-delegate powers to authorized officials.

NOTES:

1) The Shareholders are reminded that the Register of Book-entry Shares of the Company is kept by Caja de Valores S.A., with domicile at 25 de mayo 362, Autonomous City of Buenos Aires. Therefore, under section 238 of Law No. 19,550, in order to attend the Meeting they must obtain a certificate of the account of book-entry shares issued by Caja de Valores S.A. for this purpose, and submit such certificate for its registration in the Register of Attendance to Meetings, at the Company’s Offices at Macacha Güemes 515, Autonomous City of Buenos Aires, on business days from 10:00 a.m. to 1:00 p.m. and from 3:00 p.m. to 5:00 p.m., until September 7, 2012 at 5:00 p.m., inclusive. The Company will provide Shareholders with the receipt certificates that will enable them to attend the Meeting.

2) The Shareholders who are entities constituted abroad are reminded that, under Resolution 7/2005 of the Superintendency of Corporations (Inspección General de Justicia), in order to attend the Meeting they must comply with section 123 of Law No. 19,550. Likewise, under Resolution No. 465/04 of the National Securities Commission (CNV), at the time of confirming their attendance and of their actual attendance, they must prove, with respect to the holders of shares and their respective representatives, the following information: name, surname and personal identification document; or corporate name and registration details, as the case may be, as well as the other information specified in such provision.

3) Shareholders are required to be present at the location designated for the General Meeting at least 15 minutes earlier than the time indicated above, in order to facilitate their accreditation and the registration of their attendance. No accreditations will be accepted outside the stated time.

The Board of Directors.

Miguel Matías Galuccio, President of YPF S.A., appointed as Director pursuant to the Minutes of the General Ordinary and Special Class A and Class D Shareholders’ Meeting N°36 and President pursuant to the Board of Directors Minutes N° 324, both of June 4, 2012, in exercise of the Presidency in accordance with article N° 19 of the Bylaws.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: August 17, 2012	By:	/s/ Gabriel E. Abalos
	Name: Title:	Gabriel E. Abalos Market Relations Officer